UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *

                        Vitro Diagnostics, Inc. ("VODG")
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    928501303
                                 --------------
                                 (CUSIP Number)


    David J. Babiarz, Esq., Dufford & Brown, P.C., 1700 Broadway, Suite 1700,
                     Denver, Colorado 80290, (303) 861-8013
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 26, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928501303

1    Name of Reporting Person

     James R. Musick

2    Check the Appropriate Box if a Member of a Group a [ ] b [X]

3    SEC USE ONLY


4    Source of Funds

     n/a

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:        1,875,383

8    Shared Voting Power:         --00--

9    Sole Dispositive Power:   1,875,383

10   Shared Dispositive Power:    --00--

11   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,875,383

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13   Percent of Class Represented by Amount in Row (11): 19.94%

14   Type of Reporting Person

     IN

CUSIP No. 928501303

1    Name of Reporting Person

     The James R. Musick Trust

2    Check the Appropriate Box if a Member of a Group a [ ] b [ X ]

3    SEC USE ONLY


4    Source of Funds

     AF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

     Colorado


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:        1,255,061

8    Shared Voting Power:         --00--

9    Sole Dispositive Power:   1,255,061

10   Shared Dispositive Power:    --00--

11   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,255,061

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13   Percent of Class Represented by Amount in Row (11): 13.35%

14   Type of Reporting Person

     OO

Item 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 12635 E. Montview Blvd., Aurora, Colorado 80010.

Item 2: IDENTITY AND BACKGROUND

     a. This statement on Schedule 13D is being filed jointly by The James R. Musick Trust ("Trust") and James R. Musick ("Musick"), who is the trustee of the Trust. The Trust and Musick are also referred to herein as the Reporting Person.

     b.   Address: 9238 Black Mountain Drive, Conifer, CO 80433

     c. Occupation: The Trust manages the assets of the grantor. Musick is the President and Chief Executive Officer of Vitro Diagnostics, Inc.

     d. During the past five years, neither Reporting Person has been convicted in any criminal proceeding.

     e. During the past five years, neither Reporting Person has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Citizenship: Musick: United States of America
                       Trust:  Colorado

Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     Since the filing of Amendment No. 3 to Schedule 13D by the Reporting Person, the Trust has acquired 222,222 shares of Common Stock of the Company in a private transaction. The funds used to purchase the stock were donated to the Trust by Musick and were the personal funds of Musick.

Item 4: PURPOSE OF TRANSACTION

          The  Trust  acquired   securities  of  the  Company  for  purposes  of
     investment.

     a. The Reporting Person will continuously evaluate his holdings in the Company and make additional acquisitions or dispositions, in his discretion.

     b-f. Musick, one of the Reporting Persons,  is  a  director of the Company.
          While he has no immediate plans to do so, he may authorize one or more extraordinary corporate transactions, sale or transfer of assets, change in the Board of Directors or other actions enumerated in these subsections consistent with his fiduciary obligations. Other than that, the Reporting Person has no other plans to make material changes in the Company's business or corporate structure, or similar actions.

Item 5:  INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Amendment No. 4, Musick is deemed to beneficially own 1,875,383 shares of Common Stock of the Company. Musick owns 455,141 shares directly; and 1,255,061 shares indirectly through The James R. Musick Trust. Musick has the option to acquire 31,848 additional shares at a price of $.625 per share until June 7, 2009, and 133,333 additional shares at a price of $.075 per share until August 23, 2012. Musick's beneficial ownership represents 19.94% of the issued and outstanding Common Stock of the Company as of the date of this amendment.

          As of the date of the filing of this Amendment No. 4, the Trust is deemed to beneficially own 1,255,061 shares of Common Stock of the Company directly. The Trust's beneficial ownership represents 13.35% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

     b. Mr. Musick is the sole trustee of The James R. Musick Trust and, therefore, has the sole power to vote and has sole dispositive right with regard to the 1,875,383 shares of Common Stock.

          The Trust has the sole power to vote and has sole dispositive right with regard to the 1,255,061 shares of Common Stock.

     c. Other than the transaction described in Item 3 above, the Reporting Person has not effected any transaction in securities of the Company in the last 60 days.

     d.   Not applicable.

     e.   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

Item 7: MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D/A is true, correct and complete.


/s/ James R. Musick                             Date:  February 26, 2003
------------------------------                         -------------------------
James R. Musick


The James R. Musick Trust


/s/ James R. Musick                             Date:  February 26, 2003
------------------------------                         -------------------------
By:  James R. Musick, Trustee

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